March 31, 1998


U.S. Securities and Exchange Commission
Attn: Filing Desk
450 5th Street, N.W.
Washington, DC  20549


RE: Form 17f-2 for Municipal Fund for California Investors, Inc.
    File No. 811-3574


Dear Gentlemen and Ladies:

Pursuant to Rule 17f-2 of the Investment Company Act of 1940, the above referenced Fund hereby files its Form N-17f-2.

We will obtain confirmation of this filing via our CompuServe account, 72741,733. If there are any questions on this filing I can be reached at
(302) 791-1170.


Very truly yours,

Theresa M. Thompson


                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.   Investment Company Act Rule Number:

     811-3574

2.   State identification Number:   SEE ATTACHED

3.   Exact name of investment company as specified in registration statement:

     Municipal Fund for California Investors, Inc.

4. Address of principal executive office (number, street, city, state, Zip code):

     400 Bellevue Parkway
     Wilmington, DE   19809





To the Board of Directors of the Municipal Fund for California Investors,
Inc.:

We have examined the investment accounts shown by the books and records of the Municipal Fund for California Investors, Inc. (consisting of the
California Municipal Fund) as of May 19, 1997.   The date of our last
similar examination was September 19, 1996. Our examination was performed in accordance with Rule 17f-2 of the Investment Company Act of 1940, as amended, and made without prior notice to the Fund. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on May 19, 1997, shown by the books and records audited by us, were held in book entry form by the Federal Reserve Bank or Depository Trust Company, or located at depositories or sub-custodians, or purchased but not received or out for transfer on that date, as to which we obtained confirmation from the depositories, sub-custodians, brokers or transfer agents, respectively, or performed other procedures as we considered necessary in the circumstances. No securities were in the possession of the custodian, PNC Bank, National Association on May 19, 1997.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of the Municipal Fund for California Investors, Inc. taken as a whole.

COOPERS & LYBRAND L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
May 29, 1997





To the Board of Directors of the Municipal Fund for California Investors,
Inc.:

We have examined the investment accounts shown by the books and records of the Municipal Fund for California Investors, Inc. (consisting of the California Municipal Fund) as of July 18, 1997. The date of our last similar examination was May 19, 1997. Our examination was performed in accordance with Rule 17f-2 of the Investment Company Act of 1940, as amended, and made without prior notice to the Fund. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on July 18, 1997, shown by the books and records audited by us, were held in book entry form by the Federal Reserve Bank or Depository Trust Company, or located at depositories or sub-custodians, or purchased but not received or out for transfer on that date, as to which we obtained confirmation from the depositories, sub-custodians, brokers or transfer agents, respectively, or performed other procedures as we considered necessary in the circumstances. No securities were in the possession of the custodian, PNC Bank, National Association on July 18, 1997.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of the Municipal Fund for California Investors, Inc. taken as a whole.

COOPERS & LYBRAND L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
August 1, 1997





To the Board of Directors of the Municipal Fund for California Investors,
Inc.:

We have examined the investment accounts shown by the books and records of the Municipal Fund for California Investors, Inc. (consisting of the
California Municipal Fund) as of August 28, 1997.   The date of our last
similar examination was July 18, 1997. Our examination was performed in accordance with Rule 17f-2 of the Investment Company Act of 1940, as amended, and made without prior notice to the Fund. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on August 28, 1997, shown by the books and records audited by us, were held in book entry form by the Federal Reserve Bank or Depository Trust Company, or located at depositories or sub-custodians, or purchased but not received or out for transfer on that date, as to which we obtained confirmation from the depositories, sub-custodians, brokers or transfer agents, respectively, or performed other procedures as we considered necessary in the circumstances. No securities were in the possession of the custodian, PNC Bank, National Association on August 28, 1997.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of the Municipal Fund for California Investors, Inc. taken as a whole.

COOPERS & LYBRAND L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
September 12, 1997





PFPC INC.                                              REV: 06/04/97
BLUE SKY DEPARTMENT

MUNICIPAL FUND FOR CALIFORNIA INVESTORS, INC.
BLUE SKY REGISTRATION CHART
                                                           FYE:01/31


STATE              REGISTRATION PERIOD  REGISTRATION AMOUNT   PERMIT #

CA
CAL MUNI FUND      02/01/97 - 01/31/98     INDEFINITE         505-6916

HI
CAL MONEY FUND     02/01/98--01/31/99       BLUE CHIP         --------
CAL INTM MUNI      02/01/98--01/31/99       BLUE CHIP

MA
CAL MONEY-PLUS SH  02/01/98 - 01/31/99     INDEFINITE         96-2284-MR
CAL MONEY-SHARES   02/01/98 - 01/31/99     INDEFINITE         96-2285-MR
CAL MONEY-DOL.SH   02/01/98 - 01/31/99     INDEFINITE         96-2286-MR
CAL INT-PLUS       *NCR*
CAL INT-DOL.SH     *NCR*
CAL INT-SHARES     *NCR*


Fund key:
MFCI:      MUNICIPAL FUND FOR CALIFORNIA INVESTORS
MFC001:    CALIFORNIA MONEY FUND
MFCI001D:  CALIFORNIA MONEY FUND-$ SH
MFCI001P:  CALIFORNIA MONEY FUND-PLUS SH
MFCI001S:  CALIFORNIA MONEY FUND-SHARES
MFCI002:   CALIFORNIA INTERMEDIATE MUNICIPAL FUND
MFCI002D:  CALIFORNIA INTERMEDIATE MUNICIPAL FUND-$ SH
MFCI002P:  CALIFORNIA INTERMEDIATE MUNICIPAL FUND-PLUS SH
MFCI002S:  CALIFORNIA INTERMEDIATE MUNICIPAL FUND-SHARES